

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

January 8, 2010

Barbra E. Kocsis
ML Bluetrend FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lunch Drive (1B)
Pennington, NJ 08543

> **Re: ML BlueTrend FuturesAccess LLC**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 16, 2009**
> **File No. 000-53794**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you did not mark all changes effected in this registration statement by the amendment. In future amendments, please clearly and precisely mark all changes.

2. We have reviewed your response to comment 4 in our letter dated October 27, 2009 that you do not believe that different fees and minimum investments are sufficient differences to make to make them four separate classes under Section 12(g) of the Exchange Act. Please include similar disclosure in your Form 10.

Item 6: Executive Compensation, page 26

3. We have reviewed your response to comment 30 in our letter dated October 27, 2009 and we reissue the comment in its entirety. Please disclosure the various fees paid as of December 31, 2008 to the Sponsor, Trading Advisor and other service providers in this section.

Item 15. Financial Statements and Exhibits, page 30

4. We note your response to comment 37 in our letter dated October 27, 2009 and the added disclosure related to the period ended September 30, 2009. However, the audited financial information as of and for the fiscal year ended December 31, 2008 has been eliminated. Please revise to include such information.

5. The audit opinion included in the original Form 10-12G submission as of and for the date from commencement of operations, September 1, 2008, through December 31, 2008 stated that the audit was conducted in accordance with auditing standards generally accepted in the United States of America as opposed to the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Please tell us whether such audit was conducted in accordance with the standards of the PCAOB and if so, amend your filing to include an audit opinion stating such.

Item 4. Controls and Procedures, page F-25

6. Please consider whether the omission of the financial statements as of and for the period from inception through December 31, 2008 impacts managements' conclusions regarding the company's disclosure controls and procedures as of September 30, 2009.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Mark Borrelli, Esq.
   Sidley Austin LLP
   Via facsimile (312) 853-7036